
June 8, 2011

<u>Via Facsimile</u>
LaGrand Johnson
Chief Financial Officer
International Automated Systems, Inc.
326 North SR 198
Salem, Utah 84653

   Re: International Automated Systems, Inc.
      Form 8-K
      Filed June 3, 2011
      File No. 033-16531-D

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend the Form 8-K to disclose whether there were any disagreements or reportable events, as described in Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively, of Regulation S-K, with Mantyla McReynolds during the two most recent fiscal years and subsequent interim period <u>through the date of dismissal</u>.

2. We note your disclosure that states that there were no reportable events as defined in "Item 304(a)(1)(iv) of Regulation S-B." Please revise your Form 8-K to refer to Item 304(a)(1)(v) of Regulation S-K with respect to your reportable events disclosure.

3.   Similarly we note that your disclosure regarding the engagement of HJ & Associates, LLC references Regulation S-B. Please revise your Form 8-K to refer to Item 304(a)(2) of Regulation S-K with respect to consultations with HJ & Associates.

4.   If you amend your Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3446 if you have questions.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Staff Accountant